Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended March 31, 2017	Three months ended March 31, 2016
Income available to common stockholders	$2,795	$1,801

Weighted average common shares outstanding	11,278	11,217

Basic earnings per share	$0.25	$0.16

Income for diluted earnings per share	$2,795	$1,801

Total weighted average common shares and equivalents outstanding for diluted computation(1)	11,360	11,219

Diluted earnings per share	$0.25	$0.16

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(1) All related to outstanding stock options.